PaulHastings

Paul, Hastings, Janofsky & Walker LLP
875 15th Street, N.W.
Washington, DC 20005
telephone 202-551-1700 • facsimile 202-551-1705 • www.paulhastings.com

[redacted]

08000138

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(202) 551-1817
farrahshort@paulhastings.com

January 10, 2008

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of December 2007, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dw 1/14

Paul Hastings
ATTORNEYS

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.10

Schedule 1

Information Published, Filed or Distributed during December 2007

1. Notice Relating to Revisions to Consolidated Financial Statement Filings for Interim Period of FY2008.3 (Exhibit 1)
2. Notice Relating to Revisions to Consolidated Financial Statement Filings for FY2007.3 (Exhibit 2)
3. Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for Interim Period FY2007.3 (Exhibit 3)
4. Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for FY2006.3 (Exhibit 4)
5. Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for Interim Period FY2006.3 (Exhibit 5)
6. Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for FY2005.3 (Exhibit 6)
7. Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for Interim Period FY2005.3 (Exhibit 7)
8. Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for FY2004.3 (Exhibit 8)
9. Brief explanation of Semi-Annual Report (*Hanki Hokokusho*) with Financial Statements (Consolidated basis and Non-Consolidated basis) (Exhibit 9)
10. Yamaha reaches basic agreement with Austrian Bank to purchase all shares of Boesendorfer (Exhibit 10)
11. Yamaha announces the Establishment of a Musical Instrument and AV Equipment Sales Subsidiary in India (Exhibit 11)
12. Corporate Governance Report revised on December 3, 2007 (Exhibit 12)

Exhibit 1

December 10, 2007

For immediate release

Company name: YAMAHA CORPORATION
President and representative director: Mitsuru Umemura
Code number: 7951 (First Section of the Tokyo Stock Exchange)
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141

Notice Relating to Revisions to Consolidated Financial Statement Filings for Interim Period of FY2008.3

Since there were certain items that needed to be revised in the consolidated financial statement filings for the interim period of FY2008.3 we issued on October 31, 2007, we have accordingly made the following revisions.

[Specific revisions]
Page 27, Lease Transactions, Leasing-In Transactions
Page 28, Lease Transactions, Leasing-Out Transactions
The revised figures are underlined.

(Pre-revision)

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)			FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)			FY2007.3 (April 1, 2006–March 31, 2007)		
	Tools, equipment, and fixtures	**Others**	**Total**	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	**¥1,722**	**¥482**	**¥2,205**	¥1,957	¥553	¥2,510	¥1,782	¥467	¥2,249
Accumulated depreciation	**968**	**285**	**1,253**	1,153	300	1,453	975	261	1,237
Balance at end of period	**¥ 754**	**¥197**	**¥ 952**	¥ 803	¥252	¥1,056	¥ 806	¥205	¥1,012

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments (Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	**¥435**	¥ 507	¥ 481
Due over one year	**517**	549	530
Total	**¥952**	¥1,056	¥1,012

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
Lease payments	**¥219**	¥342	¥699
Depreciation	**219**	342	699

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

Leasing-related disclosures that have not been revised are not shown here.

(Post-revision)

[Leasing-In Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)			FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)			FY2007.3 (April 1, 2006–March 31, 2007)		
	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total	Tools, equipment, and fixtures	Others	Total
Acquisition cost	¥1,722	¥482	¥2,205	¥1,957	¥553	¥2,510	¥1,782	¥467	¥2,249
Accumulated depreciation	968	285	1,253	1,153	300	1,453	975	261	1,237
Balance at end of period	¥ 754	¥197	¥ 952	¥ 803	¥252	¥1,056	¥ 806	¥205	¥1,012

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

2) Future Minimum Lease Payments (Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	¥435	¥ 507	¥ 481
Due over one year	517	549	530
Total	¥952	¥1,056	¥1,012

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

3) Lease Payments and Depreciation (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
Lease payments	<u>¥287</u>	¥342	¥699
Depreciation	<u>287</u>	342	699

4) Depreciation of Leased Assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

Leasing-related disclosures that have not been revised are not shown here.

(Pre-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End

(Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥5,262**	¥5,746	¥5,423
Accumulated depreciation	**3,642**	3,876	3,700
Balance at end of period	**¥1,620**	¥1,869	¥1,722

2) Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	**¥ 771**	¥1,508	¥ 841
Due over one year	**1,500**	2,575	1,602
Total	**¥2,272**	¥4,083	¥2,443

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation

(Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
Lease payment receipts	**¥450**	¥819	¥1,331
Depreciation	**304**	541	747

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts

(Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	**¥ 691**	¥ 634	¥ 637
Due over one year	**590**	787	640
Total	**¥1,281**	¥1,421	¥1,277

(Post-revision)

|Leasing-Out Transactions|

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥5,048**	¥5,746	¥5,297
Accumulated depreciation	**3,577**	3,876	3,685
Balance at end of period	**¥1,471**	¥1,869	¥1,611

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	**¥ 771**	¥ 874	¥ 810
Due over one year	**1,500**	1,787	1,560
Total	**¥2,272**	¥2,662	¥2,371

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2008.3 interim period (April 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2007.3 (April 1, 2006–March 31, 2007)
Lease payment receipts	**¥450**	¥491	¥993
Depreciation	**277**	293	573

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts (Millions of yen)

	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of March 31, 2007)
Due within one year	**¥ 670**	¥ 634	¥ 668
Due over one year	**570**	787	681
Total	**¥1,241**	¥1,421	¥1,349

Exhibit 2

December 10, 2007

For immediate release

Company name: YAMAHA CORPORATION

President and representative director: Mitsuru Umemura

Code number: 7951 (First Section of the Tokyo Stock Exchange)

For further information, please contact: Fumio Umeda, Accounting and Finance Manager

Telephone: +81 53 460 2141

Notice Relating to Revisions to Consolidated Financial Statement Filings for FY2007.3

Since there were certain items that needed to be revised in the consolidated financial statement filings for FY2007.3 we issued on April 27, 2007, we have accordingly made the following revisions.

[Specific revisions]

Page 28, Lease Transactions, Leasing-Out Transactions

The revised figures are underlined.

(Pre-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2007.3 (April 1, 2006–March 31, 2007)	FY2006.3 (April 1, 2005–March 31, 2006)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,423	¥5,887
Accumulated depreciation	3,700	4,333
Balance at end of period	¥1,722	¥1,554

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 841	¥1,367
Due over one year	1,602	2,236
Total	¥2,443	¥3,604

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2007.3 (April 1, 2006–March 31, 2007)	FY2006.3 (April 1, 2005–March 31, 2006)
Lease payments receipts	¥1,331	¥1,452
Depreciation	747	968

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 637	¥ 594
Due over one year	640	887
Total	¥1,277	¥1,481

(Post-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2007.3 (April 1, 2006–March 31, 2007)	FY2006.3 (April 1, 2005–March 31, 2006)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,297	¥6,003
Accumulated depreciation	3,685	4,420
Balance at end of period	¥1,611	¥1,582

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 810	¥ 773
Due over one year	1,560	1,349
Total	¥2,371	¥2,122

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2007.3 (April 1, 2006–March 31, 2007)	FY2006.3 (April 1, 2005–March 31, 2006)
Lease payments receipts	¥993	¥924
Depreciation	573	592

2. Operating Lease Transactions

Future Minimum Lease Payment Receipts (Millions of yen)

	FY2007.3 (As of March 31, 2007)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 668	¥ 594
Due over one year	681	887
Total	¥1,349	¥1,481

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Exhibit 3

December 10, 2007

__For immediate release__

Company name: YAMAHA CORPORATION

President and representative director: Mitsuru Umemura

Code number: 7951 (First Section of the Tokyo Stock Exchange)

For further information, please contact: Fumio Umeda, Accounting and Finance Manager

Telephone: +81 53 460 2141

Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for Interim Period of FY2007.3

Since there were certain items that needed to be revised in the accompanying materials pertaining to the consolidated financial statement filings for the interim period of FY2007.3 we issued on October 31, 2006, we have accordingly made the following revisions.

[Specific revisions]

Page 23, Lease Transactions, Leasing-Out Transactions

The revised figures are underlined.

(Pre-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2006.3 (April 1, 2005–March 31, 2006)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,746	¥6,013	¥5,887
Accumulated depreciation	3,876	4,390	4,333
Balance at end of period	¥1,869	¥1,623	¥1,554

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2007.3 interim period (As of Sept. 30, 2006)	FY2006.3 interim period (As of Sept. 30, 2005)	FY2006.3 (As of March 31, 2006)
Due within one year	¥1,508	¥ 783	¥1,367
Due over one year	2,575	1,373	2,236
Total	¥4,083	¥2,157	¥3,604

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2006.3 (April 1, 2005–March 31, 2006)
Lease payment receipts	¥819	¥473	¥1,452
Depreciation	541	302	968

Leasing-related disclosures that have not been revised are not shown here.

(Post-revision)

[Leasing-Out Transactions]

I. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2006.3 (April 1, 2005–March 31, 2006)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,746	¥6,013	¥6,003
Accumulated depreciation	3,876	4,390	4,420
Balance at end of period	¥1,869	¥1,623	¥1,582

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2007.3 interim period (As of Sept. 30, 2006)	FY2006.3 interim period (As of Sept. 30, 2005)	FY2006.3 (As of March 31, 2006)
Due within one year	¥ 874	¥ 783	¥ 773
Due over one year	1,787	1,373	1,349
Total	¥2,662	¥2,157	¥2,122

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2007.3 interim period (April 1, 2006–Sept. 30, 2006)	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2006.3 (April 1, 2005–March 31, 2006)
Lease payment receipts	¥491	¥473	¥924
Depreciation	293	304	592

Leasing-related disclosures that have not been revised are not shown here.

Exhibit 4

December 10, 2007

For immediate release

Company name: YAMAHA CORPORATION

President and representative director: Mitsuru Umemura

Code number: 7951 (First Section of the Tokyo Stock Exchange)

For further information, please contact: Fumio Umeda, Accounting and Finance Manager

Telephone: +81 53 460 2141

Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for FY2006.3

Since there were certain items that needed to be revised in the accompanying materials pertaining to the consolidated financial statement filings for FY2006.3 we issued on April 28, 2006, we have accordingly made the following revisions.

[Specific revisions]
Page 26, Lease Transactions, Leasing-Out Transactions
The revised figures are underlined.

(Pre-revision)

[Leasing-Out Transactions]

I. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2006.3 (April 1, 2005–March 31, 2006)	FY2005.3 (April 1, 2004–March 31, 2005)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,887	¥6,242
Accumulated depreciation	4,333	4,231
Balance at end of period	¥1,554	¥2,011

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2006.3 (As of March 31, 2006)	FY2005.3 (As of March 31, 2005)
Due within one year	¥1,367	¥1,180
Due over one year	2,236	2,266
Total	¥3,604	¥3,447

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2006.3 (April 1, 2005–March 31, 2006)	FY2005.3 (April 1, 2004–March 31, 2005)
Lease payments receipts	¥1,452	¥1,197
Depreciation	968	663

Leasing-related disclosures that have not been revised are not shown here.

(Post-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2006.3 (April 1, 2005–March 31, 2006)	FY2005.3 (April 1, 2004–March 31, 2005)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥6,003	¥6,020
Accumulated depreciation	4,420	4,313
Balance at end of period	¥1,582	¥1,707

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2006.3 (As of March 31, 2006)	FY2005.3 (As of March 31, 2005)
Due within one year	¥ 773	¥ 853
Due over one year	1,349	1,559
Total	¥2,122	¥2,413

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2006.3 (April 1, 2005–March 31, 2006)	FY2005.3 (April 1, 2004–March 31, 2005)
Lease payments receipts	¥924	¥1,001
Depreciation	592	630

Leasing-related disclosures that have not been revised are not shown here.

Exhibit 5

December 10, 2007

For immediate release

Company name: YAMAHA CORPORATION

President and representative director: Mitsuru Umemura

Code number: 7951 (First Section of the Tokyo Stock Exchange)

For further information, please contact: Fumio Umeda, Accounting and Finance Manager

Telephone: +81 53 460 2141

Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for Interim Period of FY2006.3

Since there were certain items that needed to be revised in the accompanying materials pertaining to the consolidated financial statement filings for the interim period of FY2006.3 we issued on October 31, 2005, we have accordingly made the following revisions.

[Specific revisions]
Page 25, Lease Transactions, Leasing-Out Transactions
The revised figures are underlined.

(Pre-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2005.3 (April 1, 2004–March 31, 2005)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥6,013	¥6,064	¥6,242
Accumulated depreciation	4,390	4,223	4,231
Balance at end of period	¥1,623	¥1,840	¥2,011

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2006.3 interim period (As of Sept. 30, 2005)	FY2005.3 interim period (As of Sept 30, 2004)	FY2005.3 (As of March 31, 2005)
Due within one year	¥ 783	¥ 989	¥1,180
Due over one year	1,373	1,946	2,266
Total	¥2,157	¥2,936	¥3,447

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2005.3 (April 1, 2004–March 31, 2005)
Lease payment receipts	¥473	¥548	¥1,197
Depreciation	302	328	663

Leasing-related disclosures that have not been revised are not shown here.

(Post-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2005.3 (April 1, 2004–March 31, 2005)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥6,013	¥5,971	¥6,020
Accumulated depreciation	4,390	4,212	4,313
Balance at end of period	¥1,623	¥1,758	¥1,707

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2006.3 interim period (As of Sept. 30, 2005)	FY2005.3 interim period (As of Sept 30, 2004)	FY2005.3 (As of March 31, 2005)
Due within one year	¥ 783	¥ 839	¥ 853
Due over one year	1,373	1,649	1,559
Total	¥2,157	¥2,488	¥2,413

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2006.3 interim period (April 1, 2005–Sept. 30, 2005)	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2005.3 (April 1, 2004–March 31, 2005)
Lease payment receipts	¥473	¥499	¥1,001
Depreciation	304	311	630

Leasing-related disclosures that have not been revised are not shown here.

Exhibit 6

December 10, 2007

For immediate release

Company name: YAMAHA CORPORATION
President and representative director: Mitsuru Umemura
Code number: 7951 (First Section of the Tokyo Stock Exchange)
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141

Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for FY2005.3

Since there were certain items that needed to be revised in the accompanying materials pertaining to the consolidated financial statement filings for FY2005.3 we issued on April 28, 2005, we have accordingly made the following revisions.

[Specific revisions]
Page 28, Lease Transactions, Leasing-Out Transactions
The revised figures are underlined.

(Pre-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2005.3 (April 1, 2004–March 31, 2005)	FY2004.3 (April 1, 2003–March 31, 2004)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥6,242	¥5,752
Accumulated depreciation	4,231	4,135
Balance at end of period	¥2,011	¥1,616

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2005.3 (As of March 31, 2005)	FY2004.3 (As of March 31, 2004)
Due within one year	¥1,180	¥ 872
Due over one year	2,266	1,615
Total	¥3,447	¥2,487

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2005.3 (April 1, 2004–March 31, 2005)	FY2004.3 (April 1, 2003–March 31, 2004)
Lease payments receipts	¥1,197	¥1,082
Depreciation	663	638

Leasing-related disclosures that have not been revised are not shown here.

(Post-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2005.3 (April 1, 2004–March 31, 2005)	FY2004.3 (April 1, 2003–March 31, 2004)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥6,020	¥5,752
Accumulated depreciation	4,313	4,135
Balance at end of period	¥1,707	¥1,616

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2005.3 (As of March 31, 2005)	FY2004.3 (As of March 31, 2004)
Due within one year	¥ 853	¥ 835
Due over one year	1,559	1,558
Total	¥2,413	¥2,394

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2005.3 (April 1, 2004–March 31, 2005)	FY2004.3 (April 1, 2003–March 31, 2004)
Lease payments receipts	¥1,001	¥1,064
Depreciation	630	643

Leasing-related disclosures that have not been revised are not shown here.

Exhibit 7

December 10, 2007

For immediate release

Company name: YAMAHA CORPORATION
President and representative director: Mitsuru Umemura
Code number: 7951 (First Section of the Tokyo Stock Exchange)
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53 460 2141

Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for Interim Period of FY 2005.3

Since there were certain items that needed to be revised in the accompanying materials pertaining to the consolidated financial statement filings for the interim period of FY2005.3 we issued on November 2, 2004, we have accordingly made the following revisions.

[Specific revisions]
Page 22, Lease Transactions, Leasing-Out Transactions
The revised figures are underlined.
We made revisions to our filings for the interim period of FY2004.3, but since our consolidated financial statement filings for the interim period of FY2004.3 omitted disclosure of data relating to lease transactions, no corrections were made to our consolidated financial statement filings for the interim period of FY2004.3.

(Pre-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2004.3 interim period (April 1, 2003–Sept. 30, 2003)	FY2004.3 (April 1, 2003–March 31, 2004)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥6,064	¥5,410	¥5,752
Accumulated depreciation	4,223	3,685	4,135
Balance at end of period	¥1,840	¥1,725	¥1,616

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2005.3 interim period (As of Sept. 30, 2004)	FY2004.3 interim period (As of Sept. 30, 2003)	FY2004.3 (As of March 31, 2004)
Due within one year	¥ 989	¥ 927	¥ 872
Due over one year	1,946	1,788	1,615
Total	¥2,936	¥2,715	¥2,487

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2004.3 interim period (April 1, 2003–Sept. 30, 2003)	FY2004.3 (April 1, 2003–March 31, 2004)
Lease payment receipts	¥548	¥537	¥1,082
Depreciation	328	302	638

Leasing-related disclosures that have not been revised are not shown here.

(Post-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2004.3 interim period (April 1, 2003–Sept. 30, 2003)	FY2004.3 (April 1, 2003–March 31, 2004)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,971	¥5,645	¥5,752
Accumulated depreciation	4,212	3,865	4,135
Balance at end of period	¥1,758	¥1,780	¥1,616

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2005.3 interim period (As of Sept. 30, 2004)	FY2004.3 interim period (As of Sept. 30, 2003)	FY2004.3 (As of March 31, 2004)
Due within one year	¥ 839	¥ 927	¥ 835
Due over one year	1,649	1,788	1,558
Total	¥2,488	¥2,715	¥2,394

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2005.3 interim period (April 1, 2004–Sept. 30, 2004)	FY2004.3 interim period (April 1, 2003–Sept. 30, 2003)	FY2004.3 (April 1, 2003–March 31, 2004)
Lease payment receipts	¥499	¥537	¥1,064
Depreciation	311	313	643

Leasing-related disclosures that have not been revised are not shown here.

Exhibit 8

December 10, 2007

For immediate release

Company name: YAMAHA CORPORATION

President and representative director: Mitsuru Umemura

Code number: 7951 (First Section of the Tokyo Stock Exchange)

For further information, please contact: Fumio Umeda, Accounting and Finance Manager

Telephone: +81 53 460 2141

Notice Relating to Revisions to the Accompanying Materials Pertaining to the Consolidated Financial Statement Filings for FY2004.3

Since there were certain items that needed to be revised in the accompanying materials pertaining to the consolidated financial statement filings for FY2004.3 we issued on May 7, 2004, we have accordingly made the following revisions.

[Specific revisions]

Page 20, Lease Transactions, Leasing-Out Transactions

The revised figures are underlined.

(Pre-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2004.3 (April 1, 2003–March 31, 2004)	FY2003.3 (April 1, 2002–March 31, 2003)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	¥5,752	¥5,328
Accumulated depreciation	4,135	3,643
Balance at end of period	¥1,616	¥1,685

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2004.3 (As of March 31, 2004)	FY2003.3 (As of March 31, 2003)
Due within one year	¥ 872	¥ 932
Due over one year	1,615	1,779
Total	¥2,487	¥2,711

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2004.3 (April 1, 2003–March 31, 2004)	FY2003.3 (April 1, 2002–March 31, 2003)
Lease payments receipts	¥1,082	¥1,136
Depreciation	638	612

Leasing-related disclosures that have not been revised are not shown here.

(Post-revision)

[Leasing-Out Transactions]

1. Finance Lease Transactions Other than Those Which Transfer Ownership of the Leased Assets to the Lessee

1) Acquisition Costs, Accumulated Depreciation, and Net Balance at Period-End (Millions of yen)

	FY2004.3 (April 1, 2003–March 31, 2004)	FY2003.3 (April 1, 2002–March 31, 2003)
	Tools, equipment, and fixtures	Tools, equipment, and fixtures
Acquisition cost	**¥5,752**	¥5,328
Accumulated depreciation	**4,135**	3,643
Balance at end of period	**¥1,616**	¥1,685

2) Future Minimum Lease Payment Receipts (Millions of yen)

	FY2004.3 (As of March 31, 2004)	FY2003.3 (As of March 31, 2003)
Due within one year	**¥ 835**	¥ 932
Due over one year	**1,558**	1,779
Total	**¥2,394**	¥2,711

Future minimum lease payments include interest expense since the balance of future minimum lease payments and estimated residual value accounts for only a small percentage of receivable assets as of the balance sheet date.

3) Lease Payment Receipts and Depreciation (Millions of yen)

	FY2004.3 (April 1, 2003–March 31, 2004)	FY2003.3 (April 1, 2002–March 31, 2003)
Lease payments receipts	**¥1,064**	¥1,136
Depreciation	**643**	612

Leasing-related disclosures that have not been revised are not shown here.

Exhibit 9

Brief Explanation of Semi-Annual Report :

Semi-Annual Report of 184th fiscal year for the half-year ended September 30, 2007 dated December 12, 2007

This information is Semi-Annual Report, so-called *Hanki Hokokusho*, which should be submitted to the Prime Minister pursuant to Article 24-5 of the Financial Instruments and Exchange Law for the purpose that it enables investors to make proper and accurate judgment on the financial conditions and business performances.

The Semi-Annual Report includes accounting status of the company and other significant subjects of business. The Semi-Annual Report also includes (I) summary of business, affiliates and employees (II) summary of operating results (III) plant and equipment status, (IV) information of shares, shareholders and capital (V) information of accounting and audit report.

The semi-Annual Reports states the following information :
As of September 30, 2007, the Company has 92 consolidated subsidiaries and 1 affiliates. For the half-year ended September 30, 2007, total sales of the consolidated amounted to 280,654 million yen (264,517 million yen for the half-year ended September 30, 2006) and the sales of the Company amounted to 171,887 million yen.
In this period, total ordinary profit of the consolidated amounted to 21,601 million yen (22,931 million yen for the half-year ended September 30, 2006) and the ordinary profit of the Company amounted to 15,112 million yen. Further, total net profit of the consolidated amounted to 30,802 million yen (17,471 million yen for the half-year ended September 30, 2006) and net profit of the Company amounted to 58,269 million yen in the same period. As of September 30, 2007, the number of regular employees of the consolidated is totally 20,070 (decreasing total 182 employees for the half-year ended September 30, 2006) and with regard to the Company, such number is 5,312(decreasing 426 employees for one year). The total net assets was 383,307 million yen as of September 30, 2007.

- end -

4. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 70,365**	¥ 34,977	¥ 46,702
Notes and accounts receivable—trade	**90,962**	87,859	78,669
Marketable securities	**25,919**	720	419
Inventories	**95,577**	90,977	82,214
Deferred income taxes	**20,052**	18,080	17,724
Other current assets	**10,207**	6,794	7,362
Allowance for doubtful accounts	**(3,888)**	(2,138)	(2,060)
Total current assets	**309,197**	237,270	231,033
Fixed assets:			
Tangible assets:			
Buildings and structures	**45,550**	47,182	46,179
Machinery, equipment and conveyance devices	**22,239**	22,981	23,034
Tools, furniture and fixtures	**14,770**	15,682	15,339
Land	**62,684**	63,901	63,495
Construction in progress	**4,865**	2,231	1,824
Total tangible assets	**150,111**	151,980	149,872
Intangible assets:	**2,867**	3,212	2,951
Investments and other assets:			
Investment securities	**164,002**	140,235	150,369
Deferred income taxes	**2,168**	15,004	16,790
Other assets	**9,588**	9,585	9,038
Allowance for doubtful accounts	**(1,179)**	(838)	(1,022)
Total investments and other assets	**174,579**	163,986	175,174
Total fixed assets	**327,558**	319,178	327,998
Total assets	**¥636,756**	¥556,449	¥559,031

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
LIABILITIES			
Current liabilities:			
Notes and accounts payable—trade	**¥ 46,004**	¥ 43,475	¥ 43,165
Short-term loans	**27,513**	27,897	15,118
Current portion of long-term debt	**4,187**	7,008	4,301
Accrued expenses and payables	**42,694**	41,936	54,415
Income taxes payable	**31,961**	7,142	6,012
Reserves	**4,420**	5,400	5,976
Other current liabilities	**6,885**	6,960	7,666
Total current liabilities	**163,666**	139,821	136,656
Long-term liabilities:			
Long-term debt	**5,202**	4,328	6,132
Deferred income taxes	**21,142**	—	239
Deferred income taxes on land revaluation	**17,735**	17,742	17,735
Accrued employees' retirement benefits	**26,384**	28,044	27,140
Long-term deposits received	**17,234**	26,957	17,424
Other long-term liabilities	**2,082**	2,518	2,303
Total long-term liabilities	**89,782**	79,591	70,977
Total liabilities	**253,449**	¥219,412	¥207,633
NET ASSETS			
Shareholders' equity:			
Common stock	**28,534**	28,534	28,534
Capital surplus	**40,054**	40,054	40,054
Retained earnings	**225,857**	252,103	260,555
Treasury stock, at cost	**(315)**	(318)	(339)
Total shareholders' equity	**294,131**	320,373	328,804
Valuation and translation adjustments:			
Net unrealized holding gain on other securities	**81,180**	14,516	13,718
Loss on deferred hedges	**(8)**	(389)	(406)
Land revaluation difference	**16,289**	18,241	18,116
Translation adjustments	**(11,705)**	(20,384)	(13,765)
Total valuation and translation adjustments	**85,755**	11,983	17,662
Minority interests	**3,420**	4,679	4,931
Total net assets	**383,307**	337,036	351,398
Total liabilities and net assets	**¥636,756**	¥556,449	¥559,031

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

	FY2008.3 interim period (Apr. 1, 2007–Sept. 30, 2007)		FY2007.3 interim period (Apr. 1, 2006–Sept. 30, 2006)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	¥280,654	100.0	¥264,517	100.0	¥550,361	100.0
Cost of sales	174,759	62.3	169,218	64.0	352,382	64.0
Gross profit	105,894	37.7	95,299	36.0	197,979	36.0
Deferred unrealized profit	(0)		0		1	
Total gross profit	105,894	37.7	95,299	36.0	197,980	36.0
Selling, general and administrative expenses	84,590	30.1	81,458	30.8	170,295	31.0
Operating income	21,303	7.6	13,840	5.2	27,685	5.0
Non-operating income:						
Interest received	530		298		648	
Dividends received	1,718		348		435	
Equity in earnings of unconsolidated subsidiaries and affiliates	147		10,176		17,764	
Other	887		761		2,485	
Total non-operating income	3,283	1.2	11,584	4.4	21,334	3.9
Non-operating expenses:						
Interest paid	504		415		972	
Cash discounts	1,909		1,889		4,371	
Other	571		188		1,048	
Total non-operating expenses	2,986	1.1	2,493	0.9	6,393	1.2
Recurring profit	21,601	7.7	22,931	8.7	42,626	7.7
Extraordinary income:						
Gain on sales of fixed assets	1,296		181		330	
Reversal of reserves	335		129		244	
Gain on sales of investment securities	58		30		31	
Gain on sales of stocks of subsidiaries	27,781		—		—	
Total extraordinary income	29,471	10.5	341	0.1	606	0.1
Extraordinary loss:						
Loss on disposal of fixed assets	395		749		1,394	
Loss on sales of stocks of subsidiaries	699		—		—	
Loss on sales of interests in subsidiaries	21		—		—	
Loss on revaluation of stocks of subsidiaries	66		—		119	
Special retirement payments	51		—		728	
Loss on revaluation of investment securities	—		10		14	
Impairment losses	—		—		4,728	
Structural reform expenses	—		1,703		3,146	
Total extraordinary loss	1,235	0.4	2,462	0.9	10,130	1.8
Income before income taxes and minority interests	49,837	17.8	20,810	7.9	33,101	6.0
Current income taxes	29,866	10.6	4,419	1.7	7,010	1.2
Deferred income taxes (benefit)	(11,287)	(4.0)	(1,391)	(0.5)	(2,268)	(0.4)
Minority interests	456	0.2	311	0.1	493	0.1
Net income	¥ 30,802	11.0	¥ 17,471	6.6	¥ 27,866	5.1

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 Interim Period (April 1, 2007, to September 30, 2007) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398
Changes during the period:												
Dividends from surplus			(2,578)		(2,578)							(2,578)
Net income for the period			30,802		30,802							30,802
Changes in the scope of consolidation			(493)		(493)							(493)
Changes in interests in subsidiaries			(60,275)	43	(60,232)							(60,232)
Reversal of reserve for land revaluation difference			(2,152)		(2,152)							(2,152)
Purchases of treasury stock				(19)	(19)							(19)
Changes, net, in items other than shareholders' equity						67,462	398	(1,826)	2,059	68,092	(1,510)	66,582
Total changes during the period	—	—	(34,697)	24	(34,673)	67,462	398	(1,826)	2,059	68,092	(1,510)	31,909
Balance at September 30, 2007	¥28,534	¥40,054	¥225,857	¥(315)	¥294,131	¥81,180	¥ (8)	¥16,289	¥(11,705)	¥85,755	¥3,420	¥383,307

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 Interim Period (April 1, 2006, to September 30, 2006) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period:												
Dividends from surplus			(2,063)		(2,063)							(2,063)
Net income for the period			17,471		17,471							17,471
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(135)	0	(135)							(135)
Reversal of reserve for land revaluation difference			(0)		(0)							(0)
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(16)	(16)							(16)
Changes, net, in items other than shareholders' equity						(954)	(389)	(184)	2,706	1,177	207	1,384
Total changes during the period	—	—	15,190	(16)	15,174	(954)	(389)	(184)	2,706	1,177	207	16,558
Balance at September 30, 2006	¥28,534	¥40,054	¥252,103	¥(318)	¥320,373	¥14,516	¥(389)	¥18,241	¥(20,384)	¥11,983	¥4,679	¥337,036

Note: Figures of less than ¥1 million have been omitted.

FY2007.3 (April 1, 2006, to March 31, 2007) (Millions of yen)

	Shareholders' Equity					Valuation and Translation Adjustments						
	Common stock	Capital surplus	Retained earnings	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Translation adjustments	Total valuations and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ —	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(4,126)		(4,126)							(4,126)
Net income for the period			27,866		27,866							27,866
Changes in the scope of consolidation			(0)		(0)							(0)
Changes in interests in subsidiaries			(138)	0	(138)							(138)
Reversal of reserve for land revaluation difference			121		121							121
Bonuses to directors and corporate auditors			(80)		(80)							(80)
Purchases of treasury stock				(37)	(37)							(37)
Changes, net, in items other than shareholders' equity						(1,752)	(406)	(309)	9,325	6,857	458	7,315
Total changes during the period	—	—	23,642	(37)	23,604	(1,752)	(406)	(309)	9,325	6,857	458	30,920
Balance at March 31, 2007	¥28,534	¥40,054	¥260,555	¥(339)	¥328,804	¥13,718	¥(406)	¥18,116	¥(13,765)	¥17,662	¥4,931	¥351,398

Note: Figures of less than ¥1 million have been omitted.

(4) Consolidated Statements of Cash Flows

	Millions of yen		
	FY2008.3 interim period (Apr. 1, 2007–Sept. 30, 2007)	FY2007.3 interim period (Apr. 1, 2006–Sept. 30, 2006)	FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)
Cash flows from operating activities:			
Income before income taxes and minority interests	¥49,837	¥20,810	¥33,101
Depreciation and amortization	10,617	9,685	19,956
Impairment losses	—	—	4,728
Amortization of goodwill	253	253	507
Increase (decrease) in allowance for doubtful accounts	83	(244)	(167)
Loss on sales of stocks of subsidiaries	699	—	—
Loss on sales of interests in subsidiaries	21	—	—
Loss on revaluation of stocks of subsidiaries	66	—	119
Loss on revaluation of investment securities	—	10	14
(Decrease) increase in employees' retirement benefits, net of payments	(750)	57	(858)
Interest and dividend income	(2,249)	(647)	(1,084)
Interest paid	504	415	972
Loss (gain) on foreign exchange	76	(64)	49
Equity in earnings of unconsolidated subsidiaries and affiliates	(147)	(10,176)	(17,764)
Gain on sales of investment securities	(58)	(30)	(31)
Gain on sales of stocks of subsidiaries	(27,781)	—	—
Gain on sales of fixed assets	(1,296)	(181)	(330)
Loss on disposal of fixed assets	395	749	1,394
Structural reform expenses	—	1,703	3,146
Special retirement payments	51	—	728
Increase in accounts and notes receivable—trade	(12,449)	(14,024)	(4,537)
(Increase) decrease in inventories	(13,026)	(11,632)	(2,262)
Increase in accounts and notes payable—trade	2,930	5,782	5,272
Other, net	(5,033)	(1,200)	(1,709)
Subtotal	2,745	1,265	41,245
Interest and dividends receivable	2,285	1,659	3,437
Interest paid	(503)	(404)	(971)
Income taxes paid and refunded	(4,335)	(306)	(3,978)
Net cash provided by operating activities	192	2,215	39,732
Cash flows from investing activities:			
Net (decrease) increase in time deposits	(332)	194	254
Purchases of tangible fixed assets	(13,164)	(12,595)	(22,863)
Proceeds from sales of tangible fixed assets	2,749	473	1,094
Purchases of investment securities	(79)	(118)	(1,163)
Proceed from sales and redemption of investment securities	92	71	77
Purchase of stocks of subsidiaries	(2,224)	—	—
Proceeds from sales of stocks of subsidiaries	62,846	—	—
Payment made for investment in subsidiaries	(520)	—	—
Decline due to exclusion of subsidiaries from consolidation under the equity method following sale of investment in those companies	(643)	—	—
Payment for capital investment	(0)	(0)	(0)
Payments for loans receivable	(124)	(5)	(19)
Collection of loans receivable	286	94	184
Other, net	2	108	9
Net cash provided by (used in) investing activities	48,887	(11,777)	(22,427)
Cash flows from financing activities:			
Increase (decrease) in short-term loans	12,349	10,661	(1,961)
Proceeds from long-term debt	1,493	470	4,235
Repayments of long-term debt	(2,434)	(479)	(5,151)
Proceeds from resort membership deposits	8	—	12
Refund of resort membership deposits	(8,945)	(620)	(969)
Purchases of treasury stock	(19)	(16)	(37)
Cash dividends paid	(2,578)	(2,063)	(4,126)
Cash dividends paid to minority shareholders	(224)	(209)	(248)
Net cash (provided by) used in financing activities	(350)	7,743	(8,246)
Effect of exchange rate changes on cash and cash equivalents	383	581	1,464
Net increase (decrease) in cash and cash equivalents	49,112	(1,237)	10,523
Cash and cash equivalents at beginning of period	45,926	35,434	35,434
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	41	—	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	(108)	(31)	(31)
Cash and cash equivalents at end of period	¥94,971	¥34,164	¥45,926

Note: Figures of less than ¥1 million have been omitted.

5. NON-CONSOLIDATED FINANCIAL STATEMENTS

(1) Non-Consolidated Balance Sheets

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
ASSETS			
Current assets:			
Cash and bank deposits	**¥ 43,856**	¥ 13,769	¥ 12,503
Notes receivable	**6,783**	6,116	6,371
Accounts receivable	**32,611**	33,892	30,994
Marketable securities	**25,400**	—	—
Inventories	**22,551**	25,503	26,789
Deferred income taxes	**12,670**	11,472	11,965
Other current assets	**7,695**	3,173	5,844
Allowance for doubtful accounts	**(2,308)**	(1,119)	(2,711)
Total current assets	**149,260**	92,809	91,756
Fixed assets:			
Tangible assets:			
Buildings	**19,494**	23,712	20,626
Machinery and equipment	**5,488**	7,205	6,987
Land	**49,811**	51,055	50,604
Other tangible assets	**10,180**	7,956	8,306
Total tangible assets	**84,975**	89,929	86,524
Intangible assets	**99**	99	99
Investments and other assets:			
Investment securities	**158,028**	38,960	37,475
Stocks of subsidiaries	**55,105**	57,450	57,768
Interests in subsidiaries	**20,009**	18,422	18,396
Deferred income taxes	**—**	12,602	14,265
Other assets	**3,895**	4,100	3,683
Allowance for doubtful accounts	**(1,125)**	(698)	(967)
Reserve for loss on investments	**—**	(480)	—
Total investments and other assets	**235,913**	130,356	130,621
Total fixed assets	**320,988**	220,386	217,246
Total assets	**¥470,249**	¥313,195	¥309,002

Note: Figures of less than ¥1 million have been omitted.

	Millions of yen		
	FY2008.3 interim period (As of Sept. 30, 2007)	FY2007.3 interim period (As of Sept. 30, 2006)	FY2007.3 (As of Mar. 31, 2007)
LIABILITIES			
Current liabilities:			
Notes payable	**¥ —**	¥ 833	¥ 167
Accounts payable	**24,809**	24,028	21,320
Short-term loans	**4,544**	2,975	3,648
Accrued expenses and payables	**21,396**	21,343	33,280
Corporate tax payables	**28,730**	4,846	3,607
Reserves	**2,096**	3,417	2,260
Other current liabilities	**1,347**	1,587	1,251
Total current liabilities	**82,925**	59,031	65,538
Long-term liabilities:			
Deferred income taxes	**21,023**	—	—
Deferred income taxes on land revaluation	**15,200**	15,206	15,200
Accrued employees' retirement benefits	**21,606**	22,648	22,154
Long-term deposits received	**17,292**	27,074	17,482
Other long-term liabilities	**1,150**	1,372	1,360
Total long-term liabilities	**76,273**	66,302	56,197
Total liabilities	**159,199**	125,334	121,736
NET ASSETS			
Shareholders' equity:			
Common stock	**28,534**	28,534	28,534
Capital surplus			
Capital reserve	**40,054**	40,054	40,054
Total capital surplus	**40,054**	40,054	40,054
Retained earnings			
Earned reserve	**4,159**	4,159	4,159
Other retained earnings			
Reserve for special depreciation	**9**	10	9
Reserve for advanced depreciation	**2,862**	2,465	2,862
Special reserve for replacement of assets	**—**	599	—
General reserve	**79,710**	74,710	74,710
Retained earnings carried forward	**63,015**	13,977	14,475
Total retained earnings	**149,755**	95,921	96,216
Treasury stock, at cost	**(315)**	(275)	(296)
Total shareholders' equity	**218,029**	164,235	164,509
Valuation and translation adjustments:			
Net unrealized holding gain on other securities	**80,557**	13,441	12,427
Loss on deferred hedges	**(30)**	(233)	(12)
Land revaluation difference	**12,493**	10,418	10,341
Total valuation and translation adjustments	**93,020**	23,625	22,756
Total net assets	**311,050**	187,861	187,266
Total liabilities and net assets	**¥470,249**	¥313,195	¥309,002

Note: Figures of less than ¥1 million have been omitted.

(2) Non-Consolidated Statements of Operations

	FY2008.3 interim period (Apr. 1, 2007–Sept. 30, 2007)		FY2007.3 interim period (Apr. 1, 2006–Sept. 30, 2006)		FY2007.3 (Apr. 1, 2006–Mar. 31, 2007)	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	**¥171,887**	**100.0**	¥169,696	100.0	¥323,043	100.0
Cost of sales	**127,308**	**74.1**	127,574	75.2	244,594	75.7
Gross profit, net	**44,578**	**25.9**	42,122	24.8	78,449	24.3
Selling, general and administrative expenses	**31,757**	**18.4**	31,612	18.6	65,890	20.4
Operating income	**12,820**	**7.5**	10,509	6.2	12,558	3.9
Non-operating income	**2,654**	**1.5**	2,936	1.7	7,996	2.4
Non-operating expenses	**362**	**0.2**	257	0.1	694	0.2
Recurring profit	**15,112**	**8.8**	13,188	7.8	19,860	6.1
Extraordinary income:						
Gain on sales of stocks of subsidiaries	**58,777**	**34.2**	—	—	—	—
Other extraordinary income	**1,585**	**0.9**	324	0.2	524	0.2
Total extraordinary income	**60,363**	**35.1**	324	0.2	524	0.2
Extraordinary loss	**385**	**0.2**	2,474	1.5	7,861	2.4
Income before income taxes and minority interests	**75,091**	**43.7**	11,038	6.5	12,523	3.9
Current income taxes	**27,123**	**15.8**	2,420	1.4	3,267	1.0
Deferred income taxes (benefit)	**(10,301)**	**(6.0)**	(410)	(0.2)	(2,054)	(0.6)
Net income	**¥ 58,269**	**33.9**	¥ 9,029	5.3	¥ 11,310	3.5

Note: Figures of less than ¥1 million have been omitted.

(3) Non-Consolidated Statements of Changes in Shareholders' Equity

FY2008.3 Interim Period (April 1, 2007, to September 30, 2007)

(Millions of yen)

	Shareholders' Equity										
		Capital surplus		Retained earnings							
					Other retained earnings						
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥9	¥2,862	¥74,710	¥14,475	¥ 96,216	¥(296)	¥164,509
Changes during the period:											
Dividends from surplus								(2,578)	(2,578)		(2,578)
Net income for the period								58,269	58,269		58,269
Reversal of reserve for land revaluation difference								(2,152)	(2,152)		(2,152)
Provision to general reserve							5,000	(5,000)	—		—
Purchase of treasury stock, at cost										(19)	(19)
Changes, net, in items other than shareholders' equity											
Total changes during the period	—	—	—	—	—	—	5,000	48,539	53,539	(19)	53,519
Balance at September 30, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥79,710	¥63,015	¥149,755	¥(315)	¥218,029

(Millions of yen)

	Valuation and Translation Adjustments				
	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	Total net assets
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266
Change during the period:					
Dividends from surplus					(2,578)
Net income for the period					58,269
Reversal of reserve for land revaluation difference					(2,152)
Provision to general reserve					—
Purchase of treasury stock, at cost					(19)
Changes, net, in items other than shareholders' equity	68,129	(17)	2,152	70,264	70,264
Total changes during the period	68,129	(17)	2,152	70,264	123,783
Balance at September 30, 2007	¥80,557	¥(30)	¥12,493	¥93,020	¥311,050

FY2007.3 Interim Period (April 1, 2006, to September 30, 2006)

(Millions of yen)

	Shareholders' Equity											
		Capital surplus		Retained earnings								
					Other retained earnings							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreciation	Reserve for advanced depreciation	Special reserve for replacement of assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total shareholders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period:												
Dividends from surplus									(2,063)	(2,063)		(2,063)
Net income for the period									9,029	9,029		9,029
Reversal of reserve for land revaluation difference									(2)	(2)		(2)
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(1)				1	—		—
Provision to reserve for advanced depreciation						301			(301)	—		—
Reversal of reserve for advanced depreciation						(170)			170	—		—
Provision to special reserve for replacement of assets							599		(599)	—		—
Reversal of special reserve for replacement of assets							(565)		565	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors and corporate auditors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(16)	(16)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(0)	131	34	6,000	718	6,883	(16)	6,866
Balance at September 30, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥10	¥2,465	¥599	¥74,710	¥13,977	¥95,921	¥(275)	¥164,235

(Millions of yen)

	Evaluation and Translation Adjustments				
	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Total evaluation and translation adjustments	Total net assets
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period:					
Dividends from surplus					(2,063)
Net income for the period					9,029
Reversal of reserve for land revaluation difference					(2)
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of assets					—
Reversal of special reserve for replacement of assets					—
Provision to general reserve					—
Bonuses to directors and corporate auditors					(80)
Purchase of treasury stock, at cost					(16)
Changes, net, in items other than shareholders' equity	(822)	(233)	2	(1,053)	(1,053)
Total changes during the period	(822)	(233)	2	(1,053)	5,813
Balance at September 30, 2006	¥13,441	¥(233)	¥10,418	¥23,625	¥187,861

FY2007.3 (April 1, 2006, to March 31, 2007)

(Millions of yen)

	Shareholders' Equity											
		Capital surplus		Retained earnings								
					Other retained earnings							
	Common stock	Capital reserve	Total capital surplus	Earned reserve	Reserve for special depreci-ation	Reserve for advanced depreci-ation	Special reserve for replace-ment of assets	General reserve	Retained earnings carried forward	Total retained earnings	Treasury stock, at cost	Total share-holders' equity
Balance at March 31, 2006	¥28,534	¥40,054	¥40,054	¥4,159	¥11	¥2,334	¥ 565	¥68,710	¥13,258	¥89,038	¥(258)	¥157,368
Changes during the period:												
Dividends from surplus									(4,126)	(4,126)		(4,126)
Net income for the period									11,310	11,310		11,310
Reversal of reserve for land revaluation difference									73	73		73
Provision to reserve for special depreciation					1				(1)	—		—
Reversal of reserve for special depreciation					(3)				3	—		—
Provision to reserve for advanced depreciation						900			(900)	—		—
Reversal of reserve for advanced depreciation						(372)			372	—		—
Provision to special reserve for replacement of assets							599		(599)	—		—
Reversal of special reserve for replacement of assets							(1,164)		1,164	—		—
Provision to general reserve								6,000	(6,000)	—		—
Bonuses to directors and corporate auditors									(80)	(80)		(80)
Purchase of treasury stock, at cost											(37)	(37)
Changes, net, in items other than shareholders' equity												
Total changes during the period	—	—	—	—	(2)	528	(565)	6,000	1,217	7,178	(37)	7,140
Balance at March 31, 2007	¥28,534	¥40,054	¥40,054	¥4,159	¥ 9	¥2,862	¥ —	¥74,710	¥14,475	¥96,216	¥(296)	¥164,509

(Millions of yen)

	Valuation and Translation Adjustments				Total net assets
	Net unrealized holding gain on other securities	Loss on deferred hedges	Land revaluation difference	Total valuation and translation adjustments	
Balance at March 31, 2006	¥14,263	¥ —	¥10,415	¥24,679	¥182,048
Change during the period:					
Dividends from surplus					(4,126)
Net income for the period					11,310
Reversal of reserve for land revaluation difference					73
Provision to reserve for special depreciation					—
Reversal of reserve for special depreciation					—
Provision to reserve for advanced depreciation					—
Reversal of reserve for advanced depreciation					—
Provision to special reserve for replacement of assets					—
Reversal of special reserve for replacement of assets					—
Provision to general reserve					—
Bonuses to directors and corporate auditors					(80)
Purchase of treasury stock, at cost					(37)
Changes, net, in items other than shareholders' equity	(1,836)	(12)	(73)	(1,922)	(1,922)
Total changes during the period	(1,836)	(12)	(73)	(1,922)	5,218
Balance at March 31, 2007	¥12,427	¥(12)	¥10,341	¥22,756	¥187,266

6. OTHER

None

Exhibit 10

For immediate release

December 20, 2007

Company Name:	YAMAHA CORPORATION
President and Representative Director:	Mitsuru Umemura
Code Number:	7951 (First Section of Tokyo Stock Exchange)

Yamaha Reaches Basic Agreement with Austrian Bank to Purchase All Shares of Bösendorfer

—An Austrian Piano Manufacturer with a History of over 170 Years

YAMAHA CORPORATION (Head office: Hamamatsu, Shizuoka, Japan; President: Mitsuru Umemura; hereinafter: Yamaha) has announced that it has reached a basic agreement to purchase 100% of the shares of L. Bösendorfer Klavierfabrik GmbH (Head office: Vienna, Austria; hereinafter: Bösendorfer), a premium piano manufacturer from Austrian Bank BAWAG P.S.K. Group (hereinafter: BAWAG). Today, Yamaha signed a contract with BAWAG in Vienna.

◆

Bösendorfer was founded in 1828 and is a manufacturer of premium pianos, especially concert grands. As a symbol of Vienna's musical culture, Bösendorfer pianos sustain the city's legacy of unique, warm, and rich sound-creation combined with top-quality production, based on a long tradition of craftsmanship, and has many fans principally among pianists and professional musicians. After becoming a subsidiary of Kimball Piano and Organ Company, a U.S. piano manufacturer, in 1966, Bösendorfer was acquired in 2002 by the BAWAG an Austrian financial group.

Yamaha began the manufacturing of pianos in 1900 and has built a position as a full-line supplier, offering a wide range of pianos led by the top-of-the-line concert grand CFIIIS. In addition, Yamaha maintains a

branch of its European subsidiary in Vienna and has nurtured close ties with the musical community in Vienna. Over the years, at the request of the Vienna Philharmonic Orchestra, along with the decrease in the number of local instrument manufacturers, Yamaha has developed, and is continuing to manufacture, instrument groups that inherit Vienna's sound and musical tradition, including Vienna oboes and Vienna horns in the wind instruments section.

Bösendorfer pianos, too, have a uniquely Viennese resonance, and the traditional methods of manufacturing have been preserved. In its management role, Yamaha believes that, going forward, it will be possible to support the healthy growth and development of Bösendorfer and contribute to sustaining Vienna's musical culture and traditions for future generations.

Regarding the full acquisition of Bösendorfer shares, BAWAG indicated its intention of making the shares available to potential acquirers through off-market bidding. Although a number of companies indicated an interest in the acquisition, Yamaha was selected as the acquirer for final negotiations on November 28 and, subsequently, conducted discussions to reach agreement.

Yamaha made its decision to acquire 100% of Bösendorfer's shares based on its judgment that the acquisition will make it possible to draw fully on the strengths and special features of both Yamaha and Bösendorfer pianos to contribute to musical culture through continuing to offer top-quality pianos to the market and significantly enhancing Yamaha's presence in the premium piano market.

□ **Outline of the Agreement**

1. Yamaha will receive 100% of the shares of Bösendorfer from BAWAG.
2. The actual transfer of the shares is expected to take place in early 2008 after the completion of legal procedures.
3. It is Yamaha's intention to continue to manufacture at the Bösendorfer facilities in Austria.

□ Outline of Related Companies

Outline of Bösendorfer

Official company name: L. Bösendorfer Klavierfabrik GmbH
Address: Graf Starhemberg Gasse, 1040 Vienna, Austria
Date of establishment: 1828
Ownership: Since 2002, Bösendorfer has been a subsidiary of BAWAG P.S.K. Group (of Austria).
Representative: Alfred Zellinger (CEO)
Number of employees: 180
Line of business: Manufacturing and sale of pianos
Paid-in capital: Approximately 2.2 million euros (Fiscal 2006)
Net sales: Approximately 13.5 million euros (Fiscal 2006)
Total assets: Approximately 15.7 million euros (Fiscal 2006)

Outline of BAWAG

Official company name: BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Österreichische Postsparkasse Aktiengesellschaft
Address: Seitzergasse 2- 4, A-1010 Vienna, Austria
Representative: Ewald Nowotny (CEO)
Number of employees: 6,670
Line of business: Banking
Share Capital: 250 million euros (Fiscal 2006)
Total assets: Approximately 50.8 billion euros (Fiscal 2006)

□ For Further Information

Please contact: Public Relations Division, Yamaha Corporation
(Telephone: 81-3-5488-6601)

For immediate release

December 20, 2007

Company Name: YAMAHA CORPORATION
President and
Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces the Establishment of a Musical Instrument and AV Equipment Sales Subsidiary in India

Yamaha Corporation (Yamaha) has announced that its Board of Directors, at their meeting held on December 20, 2007, made the decision to establish a sales subsidiary for musical instruments and AV equipment in India. Growth in the Indian economy is continuing at a high rate, and substantial future expansion is expected in the consumer markets.

Under its medium-term business plan "Yamaha Growth Plan 2010," which it has been implementing since April this year, Yamaha is aiming for growth in its business domains centered around sound, music, and musical instruments. The development of new markets will be important for Yamaha to attain its growth objectives. To this end, Yamaha established a sales subsidiary for musical instruments and AV equipment in Russia in August and it is making preparations for the full-scale expansion of business activities.

Yamaha's decision announced today to establish a sales subsidiary in India is an extension of these policies and measures that are aimed at business expansion. Going forward, Yamaha will shift away from reliance on importers to having the newly established sales subsidiary in India play a proactive role in implementing strategies for long-term sales and market development.

1. Outline of the new sales subsidiary

Name of company: Yamaha Music India (Registered name: Yamaha Music India Private Limited)

Location: Gulgaon, India (in the suburbs of Delhi)

Representative: Kozaburo Kume (Scheduled to take this position and currently stationed in India in the Asia Pacific Marketing Division)

Date of establishment: Registration in May 2008 and commencement of operations in October 2008 (both scheduled dates)

Items handled: Musical instruments, professional audio equipment, and AV equipment

Closing of accounts: March 31

Paid-in capital: 200 million rupees (about ¥600 million; with 99% to be invested by Yamaha and 1% by Yamaha Music Asia)

Staffing: About 10 personnel (including 2 seconded from Yamaha Corporation in Japan) initially, then expanding to about 30 personnel in three years (including 2 seconded from Yamaha Corporation in Japan)

Sales target: ¥4 billion in the fourth year

2. For further information

Please contact: Public Relations Division, Yamaha Corporation
(Telephone: 81-3-5488-6601)

Date of last revision: December 3, 2007
YAMAHA Corporation
Mitsuru Umemura
President and Representative Director
Contact: Stock Document Group, Administration Division
Securities Code: 7951
http://www.yamaha.com/

The status of corporate governance in Yamaha Corporation ("the Company") is as follows:

I Fundamental Concept of Corporate Governance and Basic Information on Capital Structure, Corporate Attributes, and Other Matters

1. Fundamental concept

The Company positions the enhancement of corporate governance as an important issue of business operations and is striving to enhance corporate governance in a proactive manner.

In accordance with its management policy of "Growing as a company that keeps on creating new *Kando* (simultaneous feelings of deep satisfaction and intense excitement) and enriched culture together with people of the world through technology and artistry cultivated on the basis of sound and music," the Company will strive to improve the effectiveness of its management, attain high global competitiveness and profitability, and increase its corporate value and brand value by fulfilling its corporate social responsibility in areas such as compliance, environment, safety, and contribution to regional society.

In order to be such a corporation, the Company aims to manage its businesses with high transparency and quality and to pursue high operational efficiency by improving its business structures and systems, by implementing all necessary measures, and by disclosing information in a timely manner.

The Company adopts a Corporate Auditor system and is working to strengthen its corporate governance function by introducing an Executive Officer system, establishing a Company-wide Governance Committee, upgrading its internal auditing system, etc. Through these works, coupled with daily operation audits under the full-time system by the Corporate Auditors, the Company is enhancing the effectiveness of its governance.

In conducting its business, the Company endeavors to consider the balance of interests among its

respective stakeholders—shareholders, customers, employees, and local society. The Company declares its commitments to each of the stakeholders in its Corporate Philosophy as set forth below and is aiming to fulfill those commitments. The Company works to maximize corporate value by maintaining the balance of interests among its stakeholders and enhancing the satisfaction of all stakeholders equitably.

Commitment to Customers: Yamaha will fully satisfy the customer, by offering high quality products and services, which use new and traditional technologies, as well as creativity and artistry, and continue to be a known, trusted and loved brand.

Commitment to Shareholders: Yamaha will increase the satisfaction and understanding of its shareholders by striving for healthy profits and returns, and by achieving productivity, using high quality, transparent management, and practicing disclosure.

Commitment to those who work with Yamaha: The Yamaha brand is burnished and the Yamaha value is created by all of the people in working relationships with Yamaha. Yamaha will develop relationships of mutual trust with all of those who work with Yamaha, in accordance with fair rules based on social norms, and strive to be an organization in which individuals can demonstrate their abilities fully, have confidence, and have pride.

Commitment to Society: Yamaha will give first priority to safety and the environment. As a good corporate citizen, Yamaha will contribute to the development of culture and economy both for local and global society, through the observance of laws with ethics.

2. Capital structure

Percentage of shares owned by foreign shareholders	More than 30%

[Major shareholders]

Name	Number of shares held (shares)	Ratio to total (%)
State Street Bank and Trust Company	15,922,896	7.71
The Master Trust Bank of Japan, Ltd. (trust a/c)	14,766,500	7.15
Mitsui Sumitomo Insurance Co., Ltd.	8,918,925	4.32

Mizuho Bank, Ltd.	8,779,990	4.25
The Chase Manhattan Bank, NA London	8,650,127	4.19
Japan Trustee Service Bank, Ltd. (trust a/c)	8,366,300	4.05
The Shizuoka Bank, Limited	8,349,855	4.04
Sumitomo Life Insurance Company	7,300,000	3.53
Nippon Life Insurance Company	6,482,252	3.14
Yamaha Motor Co., Ltd.	6,043,240	2.93

3. Corporate attributes

Stock exchange listings	Tokyo, First section
Business year end	March 31 every year
Category of business	Other products
Number of employees (consolidated)	More than 1,000 persons
Net sales (consolidated)	More than ¥100 billion and less than ¥1,000 billion
Parent company	None
Number of consolidated subsidiaries	More than 50 and less than 100 companies

4. Other special conditions which may have material effects on corporate governance

None

II Organization of Management for Operational Decision-making, Execution and Supervision, and Other Corporate Governance Structures

1. Matters related to the structure, operation, etc. of the organization

Form of the organization	The Company adopts the Corporate Auditor system.

[Matters related to the Directors]

Chairman of the Board of Directors	President
Number of Directors	8 persons
Are Any Outside Directors in Office?	Yes
Number of Outside Directors	1 person

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Toru Hasegawa	He is from a company other than this Company.								○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as the outside director or outside auditor of another company.

e: He is posted as a business execution director, executive officer, or similar officer in

another company.

f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.

g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.

h: He has entered into an Agreement on Limitations of Liability with the Company.

i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Director
Toru Hasegawa	None	(1) He is a person of desirable character and has considerable insight as a director. (2) He is knowledgeable about the business in which the Company is engaged. (3) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Director

He attends the regular Board of Directors' Meeting (held monthly in principle) and the extraordinary Board of Directors' Meeting.

[Matters related to the Corporate Auditors]

Is the Board of Auditors Established?	Yes
Number of Corporate Auditors	4 persons

Collaborations between the Corporate Auditors and the Accounting Auditor

In order to ensure the integrity and accuracy of accounting audits, the Corporate Auditors receive periodic reports on the progress of auditing financial statements from the Accounting Auditor. The Corporate Auditors and the Accounting Auditor also hold regular meetings to share views on audit plans and audit results.

Collaborations between the Corporate Auditors and the Internal Auditing Division

At the monthly Board of Auditors' Meetings, the Corporate Auditors hear the status of internal audits from the head of the Internal Auditing Division and exchange views on the internal audits with the Division.

Are Any Outside Auditors in Office?	Yes
Number of Outside Auditors	2 persons

Relations with the Company (1)

Name	Attribute	Relations with the Company (*1)								
		a	b	c	d	e	f	g	h	i
Kunio Miura	Attorney at law								○	
Yasuharu Terai	He is from a company other than this Company.					○			○	

*1 With respect to the relations with the Company, applicable item(s) are marked "○" in accordance with the descriptions below.

a: He is from the Parent Company.

b: He is from another Affiliated Company.

c: He is a major shareholder of the Company.

d: He concurrently serves as an outside director or outside auditor of another company.
e: He is posted as a business execution director, executive officer, or similar officer in another company.
f: He is related to a business execution director, executive officer, etc. of the Company or a business entity with special relations with the Company, either as a spouse, as a relative within the third degree, or through some similar relation.
g: He is paid a remuneration or other proprietary benefit as an officer by the Parent Company of the Company or by a Subsidiary Company of the Parent Company of the Company.
h: He has entered into an Agreement on Limitations of Liability with the Company.
i: Other relations

Relations with the Company (2)

Name	Supplementary explanation on the applicable item(s)	Reason for being elected as Outside Auditor
Kunio Miura	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He is an attorney at law and is acquainted with laws and regulations. (3) He can be expected to audit from an objective viewpoint.
Yasuharu Terai	None	(1) He is a person of desirable character and has considerable insight as a corporate auditor. (2) He has ample experience in running businesses in other industries.

Matters related to other major activities of the Outside Auditors

The Outside Auditors attend the regular Board of Directors' Meeting (held monthly in principle), the extraordinary Board of Directors' Meeting, the regular Board of Auditors' Meeting (held

monthly in principle), and the extraordinary Board of Auditors' Meeting. They also inspect material documents for final decisions, attend important meetings and, when necessary, investigate major divisions and domestic and overseas subsidiaries.
They also offer advice and proposals from time to time based on their objective and neutral standpoints, taking advantage of their expertise.

[Matters related to incentives]

Implementation of measures to grant incentives to the Directors	Introduction of a results-connected remuneration system

Supplementary explanation on related matters

The Company pays remunerations calculated in conjunction with the results of net sales and operating income and, in addition, in consideration of the contributions of each Director.

[Matters related to remunerations for Directors]

Means of disclosure	Annual Security Report (Financial Report pursuant to the Securities & Exchange Law), and other means
Scope of disclosure	Aggregate amounts paid to Inside Directors and Outside Directors respectively

Supplementary explanation on related matters

Amounts of remunerations, etc. paid to Directors and Corporate Auditors for the 183rd Fiscal Year

Directors:	8 persons	¥411 million	(including Outside Directors: 1 person, ¥4 million)
Corporate Auditors:	4 persons	¥83 million	(including Outside Corporate Auditors: 2 persons, ¥ 9 million)

Notes: 1. Amounts of remunerations include bonuses of ¥100 million in the aggregate: ¥85 million for Directors (including ¥1 million for an Outside Director) and ¥15 million

for Corporate Auditors (including ¥2 million for Outside Corporate Auditors) for the current fiscal year.

2. It was resolved, at the 182nd Ordinary General Shareholders' Meeting held on June 27, 2006, that the Company was to make a lump-sum payment of the retirement allowance to Directors and Corporate Auditors upon the abolition of the retirement allowance system. In addition to the amounts of the above remunerations, etc., an aggregate amount of ¥58 million was paid as retirement allowance under this resolution to two (2) Directors and one (1) Corporate Auditor who retired from office upon the conclusion of the 182nd Ordinary General Shareholders' Meeting. An aggregate amount of ¥197 million was also paid as retirement allowance to one (1) Director and one (1) Corporate Auditor who retired from office upon the conclusion of the 183rd Ordinary General Shareholders' Meeting. In addition, those payments were calculated based upon the term of office served by each Director and Corporate Auditor as of the end of June 2006.

[Support system for Outside Director (Outside Auditors)]

When a proposal is to be submitted to the Board of Directors' Meeting or the Board of Auditors' Meeting to be attended by an Outside Auditor, the staff member working for the Corporate Auditors sends documents and other materials related to the proposal prior to the meeting, provide explanations on the proposal if necessary, and facilitate the Auditor's work to perform a complete preliminary study. With respect to other material matters, the Company also strives at all times to maintain an efficient auditing environment by providing information, supplying materials, hearing opinions, supporting investigations, collecting information, etc.

Matters to be reported or resolved at the Board of Directors' Meeting are explained to the Outside Director each time, when necessary.

2. Matters related to functions of business execution, audit and supervision, nomination, determination of remuneration, etc.

(Board of Directors)

The number of Directors of the Company is eight (8) as of June 26, 2007 (one (1) of them is an Outside Director). The Board Meeting held monthly (in principle) is responsible for group-wide management functions, including strategy planning, the monitoring of the execution of departmental business, and guidance of the corporate group therefor. To define the management

responsibility of the Directors, the term of office of each Director is determined to be one (1) year.

(Representative Director and Senior Director)
The number of Representative Directors of the Company is one (1) as of June 26, 2007 (President & Representative Director). The President & Representative Director is the chief executive for all businesses of the Company and represents the Company. There is also one (1) Senior Director, who occupies the position of Chairman & Director as of the same date.

(Corporate Auditor and Board of Auditors)
The number of Corporate Auditors of the Company is four (4) as of June 26, 2007 (two (2) of them are Outside Auditors). In addition to holding the Board of Auditors' Meeting once a month in principle, they conduct periodic and comprehensive audits in each division and group company in accordance with their own plans. Further, they attend the Board of Directors' Meeting and other important meetings, including the Management Meeting. With respect to the accounting audit, they endeavor to ensure the integrity and accuracy of accounting audit by periodically receiving reports on the progress of the auditing of the financial statements from the Accounting Auditor. In order to improve the auditing environment, the Company has established a Corporate Auditors Office staffed by employees working for the Corporate Auditors (staffed by one (1) personnel as of June 26, 2007).

(Management Meeting)
The Company holds the Management Meeting twice a month as a rule in order to discuss company-wide management issues arising from time to time and unify the views thereof as a company. Full-time Directors and the Chairman of the Board of Auditors attend the Management Meeting.

(Executive Officer)
The Company adopts the executive officer system in order to enhance management functions as a consolidated group and to strengthen its business execution function. Sixteen (16) Executive Officers (including one (1) Senior Managing Executive Officer and two (2) Managing Executive Officers) assumed office as of June 26, 2007 in order to support the President, who is the chief executive for all businesses. In consideration of the importance of their responsibilities, in principle, Executive Officers who double as Directors are Group Managers of Business

Divisions and/or Staff Divisions. Each Executive Officer is responsible for the business results of the Group under his or her supervision and issues appropriate commands and orders to enable his or her Group to fulfill its functions to the fullest possible extent. Each Executive Officer is assigned to the Division(s) in charge of major management issues within a Group of Business Divisions and/or Staff Divisions under Group Managers.

(Company-wide Governance Committee and Company-wide Committee)

The Company has established a "Company-wide Governance Committee" consisting of three (3) committees: a Compliance Committee, CSR Committee, and Officers Personnel Affairs Committee. The Compliance Committee promotes company-wide cross-sectional activities to pursue the corporate social responsibility and the business operations in which legal and regulatory compliance is stressed. The CSR Committee conducts activities to encourage voluntary contribution to society by developing and applying various independently established Company standards which go beyond applicable laws and regulations. The Officers Personnel Affairs Committee increases transparency and fairness in the selection of candidates to become Directors, Corporate Auditors, and Executive Officers by nominating the candidates through discussions at the Committee. This Committee also reviews human resource development programs for future candidates and the remuneration system for officers. A variety of Company-wide Committees are established in order to marshal group-wide responses to any significant risk likely to arise in the course of the execution of business. In principle, the President, Senior Managing Executive Officer, or Managing Executive Officer assumes chairmanship of the Company-wide Committees.

(Internal Audit)

The Company has established an Internal Auditing Division (staffed by six (6) personnel as of June 26, 2007) under the direct control of the President and Representative Director, to review and assess the Company's system for the control and operation of overall management activities, as well as the performance of business executions, in view of legitimacy and rationality. Based on the results of this review and assessment, the Internal Auditing Division provides information related thereto and advice and recommendations for improvement and realignment. It also endeavors to improve audit efficiency by closely communicating and consulting with the Corporate Auditors and Accounting Auditor.

(Accounting Auditor)

The Company employs Shin Nihon & Co. (English Name: Ernst & Young ShinNihon) as its Accounting Auditor. Mr. Kunihiko Kinoshita, Mr. Kazuhiro Fujita and Mr. Takahiro Takiguchi, three certified public accountants belonging to the said audit corporation, conduct the accounting audits of the Company. The durations of the engagements of Mr. Kinoshita, Mr. Fujita and Mr. Takiguchi in the auditing of the Company are all three of them within seven (7) years, and thus the descriptions of their career histories, positions concurrently held are omitted. The said audit corporation has already introduced a voluntary shift system for Designated and Engagement Partners in order to ensure that the duration of the engagement does not exceed a certain fixed period. In addition, another eight (8) certified public accountants, three (3) assistant certified public accountants, and eight (8) assistants help Mr. Kinoshita, Mr. Fujita and Mr. Takiguchi conduct the auditing work.

III Measures for Shareholders and Other Stakeholders and their Implementation

1. Working to vitalize the General Shareholders' Meeting and facilitate the exercise of voting rights

	Supplementary explanation
Earlier dispatch of the notice of the Meeting	In an effort to solicit the exercise of as many voting rights as possible, the notice is dispatched at least three (3) weeks prior to the date of the Meeting in principle.
Date of the Meeting to be fixed in principle on a day other than the day on which the largest number of companies holds annual shareholders meetings ("the peak day").	In an effort to increase the number of shareholders able to attend the Meeting, the Company endeavors to select a day other than the peak day, to the extent feasible.
Exercise of voting rights through electromagnetic means	The Company allows the electronic exercise of voting rights via the Internet and also will introduce the Tokyo Stock Exchange Platform to facilitate voting by institutional investors.
Others	The Company sends an English version (summary) of the notice of the Meeting separately to foreign shareholders, who have been increasing in number in recent years. To deepen the understanding of attending shareholders, the Company presents VTR presentations on the business reports. Further, it holds events such as mini-concerts and plant tours after the Meeting, while introducing its products.

2. IR Activities

	Presentation by Representative	Supplementary explanation
Periodic presentation meeting for individual investors	Will not be made	The Company proactively participates in securities companies' events for individual investors.

Periodic presentation meeting for analysts and institutional investors	Will be made	The Company holds an IR presentation meeting for securities analysts when releasing its quarterly results. It also organizes facilities tours and business presentations for institutional investors whenever deemed appropriate.
Periodic presentation meeting for foreign investors	Will be made	The Company holds presentation meetings with foreign institutional investors twice a year.
Posting of IR materials via the website	Contained	The Company enriches its IR materials and provides information through its website. It is also striving to expand its individual investor base by developing and launching a website for individual investors, etc.
Placing department (or person) in charge of IR	-	Investors Relations Manager, Corporate Planning Division

3. Reinforcing respect for the stakeholders' positions

	Supplementary explanation
The provision of internal rules, etc. concerning respect for stakeholders' positions	As stated in the section on the Fundamental Concept of Corporate Governance, the Company declares, in its Corporate Philosophy, that the Company has "commitments" to each of its stakeholders—"shareholders," "customers," "employees," and "local society"—and positions those commitments as its basic management policy. Further, specific codes of conduct are prescribed in the Compliance Guide.
Environmental protection activities, CSR activities, etc.	The Company has established a CSR Committee to engage principally in social activities such as environmental protection and energy saving. The CRS Committee is now performing its activities diligently. At the end of May 2005, the Company achieved zero emission of wastes in all of its domestic manufacturing plants. The Company also issues CSR reports to introduce its works for environmental protection and other social activities.

IV Fundamental Concept of the Internal Controls System and the Status of Improvement of the System

The Company has been improving its system to ensure the appropriate operation of its businesses (hereinafter referred to as the "Internal Controls System"), in accordance with the Company Law and the Enforcement Regulations of the Company Law, as stated hereunder. It strives to qualitatively enhance the Internal Controls System in order to improve the efficiency of its business operations and the reliability of its accounting and financial information, strictly comply with the laws and regulations, strengthen its ability to secure the assets and control the risks, and pursue optimal corporate governance for the enhancement of the Company's corporate and brand value.

1. Systems to ensure that the Directors and employees comply with applicable laws, regulations, and the Articles of Incorporation in the execution of their duties
   * The Board of Directors specifies in the Rules for the Board material matters to be resolved by the Board and requires the reasonable decision-making process and content of resolutions. The Representative Director(s) and Business Execution Director(s) report to the Board of Directors on the status of the business execution, and the Board supervises the execution of duties of each Director.
   * The Auditors audit the execution of the Board of Directors in accordance with the audit standard and audit plan.
   * The Company is willing to increase the number of independent Outside Directors and independent Outside Auditors, and aims for more objective and transparent management.
   * The Compliance Committee established in the Company institutes the "Codes of Conduct for Compliance," upgrades the relevant regulations and manuals, and strives to improve the penetration of compliance education throughout the group.
   * The Company establishes a framework to ensure compliance with laws, etc. and a system for effective internal checks and balances. In order to develop those systems, the staff division in charge offers guidance and advice to group companies.
   * The Internal Auditing Division formed in the Company promotes further business improvements through internal audits directly or indirectly extended to group companies.
   * The Company aims to raise the awareness and enhance the ethics of all employees of group companies by implementing a fair and transparent personnel system
   * In order to realize effective compliance, an internal whistle-blowing system is adopted.

2. Systems concerning storage, management, etc. of information on the execution of duties by the Directors
   * The Directors store and manage documents and other information related to the execution of their duties properly in compliance with the internal regulations.
   * The Internal Auditing Division conducts periodic audits on the storage and management of information.
   * The Company has established an administration system for material information and implements accurate and prompt information disclosures.

3. Internal regulations and other systems concerning risks of loss
   * Out of the various risks which may occur in connection with the execution of business, the Company lays weight on violations of law, damages to brand, quality issues (including PL problems and customer complaints), environmental issues, export control, the protection of personal information, health and safety, etc., taking into account the probability and importance of each type of risk. To address risk-related issues, the Company has established a company-wide cross-sectional committee headed by a Director, which formulates policies for the risk management of the whole group. Staff divisions entrusted with the implementation of the individual risk management activities implement the activities in accordance with the nature of the risk, upgrade the relevant regulations and manuals, and offer guidance and advice to the whole group.
   * Internal audits are conducted by the Internal Auditing Division to collect risk information and recommend appropriate responses.

4. Systems to ensure the efficient execution of duties by the Directors
   * The Board of Directors enhances the speed of business execution and the efficiency of management by defining the appropriate delegation of authority, the missions of each division and group company, and the command and order system, in addition to the measures to institute and maintain regulations concerning the execution of business, including the Rules for the Board of Directors, the Regulations on authorization, etc., and clarification of the authorities and responsibilities of the Board of Directors and Representative Directors.
   * Concerning material matters which may influence the whole group, including matters to be resolved by the Board of Directors, a complete discussion is carried out at the

Management Meeting, etc. and, if necessary, opportunities to hear the opinions of outside experts are arranged, in order to secure a reasonable and lawful process and reasonable and lawful content of determinations.

* For the purpose of group-wide goal setting and performance evaluation, the Company has established a business management system which enables prompt business judgments and risk controls.

5. Systems to ensure the propriety of business operations in the corporate group consisting of the Company and its subsidiaries

    * The Company upgrades its information infrastructure to ensure better comprehension of the status of operations of each group company and to enable the Company to promptly prepare its consolidated financial statements.
    * The Company has a "Group Management Charter" which defines the group management policies. In accordance with the Charter and the "Regulations for Controlling Group Company," the divisions in charge of controlling subsidiaries are responsible for providing the subsidiaries under their control with appropriate managerial guidance and advice, and the subsidiaries confer and consult with the relevant divisions concerning certain material matters at an early stage, with assistance from the staff divisions.
    * The Company adopts a risk management system covering the whole group and extends compliance education to its group companies.
    * In principle, each of the group companies has established a Board of Directors and Corporate Auditors (Each big company has a Board of Auditors and an Accounting Auditor, instead).
    * Internal audits and external audits are conducted whenever necessary, and the results are fed back to improvements in business.

6. Matters concerning employees to be posted as assistants to the Auditor(s) for the execution of auditor duties.

    As a section dedicated to the assistance of the Corporate Auditors in performing the auditor duties, the Corporate Auditors Office is formed and functions under the direct control of the Board of Auditors. Further, upon request of the Corporate Auditors or the Corporate Auditors Office, other staff divisions also assist the Corporate Auditors in audit affairs.

7. Matters concerning independence from the Directors of employees engaged as assistants to the Corporate Auditors

   The Board of Auditors receives a prior notice from the Director(s) concerning changes in the organization and staff members of the Auditors Office and, if necessary, expresses its opinions on those changes or requests modifications. Some staff employees who are not subject to the commands or orders of the Directors are posted in the Corporate Auditors Office. In addition, any personnel evaluation of those staff employees or any disciplinary action against them requires the approval of the Board of Auditors.

8. Systems for the Directors or employees to report to the Board of Auditors and other systems concerning reports to the Corporate Auditors
   * The Chairman of the Board of Auditors attends the Management Meeting, the Executive Officers' Meeting, and other important meetings, and expresses his opinions when necessary.
   * The Corporate Auditors inspect material documents for final decisions and request explanations or reports from the Directors or employees when necessary.
   * In addition to the matters prescribed by law, the Board of Auditors receives periodic reports on the following matters as determined by the Board of Auditors;
     * Activity reports by the relevant staff division on internal control practices
     * Reports by relevant staff divisions on compliance and the operations of the internal whistle-blowing system and current conditions of whistle-blowing.
     * Reports by the Internal Auditing Division on the results of internal audits

9. Other systems to ensure the effectiveness of auditing by the Corporate Auditors

   The President & Representative Director has periodic opportunities, either personally or through the Internal Auditing Division, to exchange views with the Corporate Auditors on the upgrading and operating status of the Internal Controls System. Through such exchanges, the President & Representative Director promotes the constant improvement of the system. The Company endeavors to ensure that the Corporate Auditors receive the assistance of outside experts, whenever the Corporate Auditors deem it necessary for their auditing.

["Pattern Diagram" for reference: See attached paper at the end.]

V Other Matters

1. Matters concerning the anti-takeover measures

The Company introduced a set of "Measures for Large-Scale Purchases of Company Shares (Anti-Takeover Measures)" (the "Plan") with the approval of shareholders at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007, in order to secure and enhance corporate value and the common interests of shareholders.

I Basic Policy on the Composition of Persons to Control Decision-Making over the Financial and Business Policies of the Company

The Yamaha Group has developed core businesses anchored in music and sound under the Yamaha brand. The inherent connections between our manufacturing operations, which are focused on musical instruments and related hardware, and our service operations, which include Yamaha music schools and music distribution services, are part of what makes our corporation different from the rest. Our ongoing initiatives to meet the needs of professionals and to popularize music through the operation of music schools and activities such as the hosting of various musical events are key to our flagship musical instrument business. In light of this, Yamaha has moved forward with these activities based on relationships with business partners built on trust in the musical instrument and music business. The integration of these activities and human resources is the very source of the corporate value of the Yamaha Group.

There is a growing tendency in Japan's capital markets for purchasers to force through the purchases of large numbers of shares without obtaining the approval of the managements of the targeted companies. A review of the purposes, etc. of these large purchases reveals that many of the purchases make no contribution to the corporate value of the companies targeted for purchase or to the common interests of the shareholders of those companies. Some of large purchases among them clearly impair the corporate value of the targeted company and common interests of the company's shareholders. The Company believes that persons who make inappropriate large purchase offers or perform similar actions that might harm the corporate value of the Company and oppose the common interests of the Company's shareholders do not meet the standards of integrity required of those who are to be entrusted with control over

decision-making on the financial and business policies of the Company.

II Outline of the Anti-Takeover Measures

1. The Anti-Takeover Measures set forth a procedure to secure and enhance the corporate value of the Company and common interests of the shareholders. In this procedure, the Purchaser or the person offering to purchase the shares is required to provide information with respect to the relevant purchase upon request by the Company, while the Company secures a period to gather information and examine the proposed purchase. During the period, the management of the Company presents a single or alternative plan to the shareholders or conducts negotiations, etc. with the Purchaser or person offering to purchase the shares.

Purchases subject to the Anti-Takeover Measures are as follows.

(i) Concerning shares, etc. issued by the Company, any purchase that increases the holding ratio of shares, etc. of the holder to 20% or greater,
(ii) Concerning shares, etc. issued by the Company, a tender offer that increases the total sum of the ratio of ownership of shares, etc. relating to the tender offer and the ratio of ownership of the shares, etc. of a Special Stakeholder to 20% or greater.

2. When the Company recognizes the risk of a purchase that may impair the corporate value and the common interests of shareholders, such as a purchase not in accordance with the procedures prescribed in the Plan, the Company will grant all of its shareholders Stock Acquisition Rights at the relevant point of time in accordance with the method for the issuance of the Stock Acquisition Rights without compensation, with the exercise condition that the relevant Purchaser will not be allowed to exercise the Stock Acquisition Rights, and with the acquisition provision that the Company will acquire the Stock Acquisition Rights in exchange for the Company shares from persons other than the relevant Purchaser.

3. In order to rule out arbitrary judgments by the Board of Directors on the execution, non-execution, acquisition, etc. of the Stock Acquisition Rights, the Company has resolved to ensure transparency by entrusting the judgment solely to an "Independent Panel" made up of members independent of the Company in accordance with the Independent Panel Rules, and in the meantime by the timely disclosure of information to shareholders.

The Independent Panel makes the above judgment within the prescribed examination period (60

days in principle) based on the Necessary Information submitted in advance by the relevant Purchaser, information provided by the Board of Directors, and an opinion provided by the Board of Directors, and recommends the judgment to the Board of Directors. The Board of Directors will honor the aforesaid recommendation from the Independent Panel to the fullest degree and promptly adopt a resolution with respect to implementation or non-implementation of the issuance of the Stock Acquisition Rights without compensation.

4. If the Stock Acquisition Rights are issued without compensation in accordance with the Plan and the Company shares are granted to shareholders other than the relevant Purchaser through the exercise of the Stock Acquisition Rights or in exchange for the acquisition of the Stock Acquisition Rights by the Company, the relevant Purchaser's share of voting rights of the Company shares may be diluted by up to 50%.

5. The Anti-Takeover Measures approved at the 183rd Ordinary General Shareholders' Meeting held on June 26, 2007 shall remain in effect until the first meeting of the Board of Directors subsequent to the Ordinary General Shareholders' Meeting to be held in 2010. Even before the expiration of the effective period, if a resolution for the repeal of the Plan is adopted at the General Shareholders' Meeting or a resolution for the repeal of the Anti-Takeover Measures is approved at a meeting of the Board of Directors consisting of Directors elected by the General Shareholders' Meeting, the Anti-Takeover Measures shall be repealed at the relevant point of time.

2. Other matters concerning corporate governance system, etc.

Not applicable.

[Reference Material: "Pattern Diagram"]


General Shareholders' Meeting
Appointment/dismissal
Appointment/dismissal
Appointment/dismissal
Companywide Governance Committees
Advice
Reports
Board of Directors
8 persons
(incl. 1 Outside Director)
Auditing
Board of Auditors
4 persons
(incl. 2 Full-time Auditors)
(incl. 2 Outside Auditors)
Reports
Dismissal
Accounting Auditors
Jugements regarding appropriateness of auditing
Selection
Selection/dismissal/supervision
Reports
Management Meeting
Advice
Reports
Representative Directors
1 person
Corporate Auditors Office
Instruction
Reports
Internal Auditing Division
Companywide Special Promotion Committees
Promotional Headquarters,
Screening Committee
Executive Officers
16 persons
Auditing
Individual Business Divisions, Staff Divisions and Group Companies

END